FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May, 2010

Oxford Investments Holdings Inc.
(Translation of registrant’s name into English)

1315 Lawrence Avenue, East, Suite 520 Toronto, Ontario Canada M3A 3R3
(Address of Principal Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]

Yes ☐              No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _________]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.            Document
---               --------

1.               Press Release Announcing Resignation of Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

OXFORD INVESTMENTS HOLDINGS INC.

Date: May 4, 2010	By:	/S/Michael Donaghy
Michael Donaghy, President and Chief
Executive Officer

Oxford Investments Holdings Inc.
1315 Lawrence Avenue East
Suite 520
Toronto, Ontario M3A 3R3

Oxford Announces Resignation of Director Hon. Doug Lewis

TORONTO, ON. – April 30, 2010 - Oxford Investments Holdings Inc. (OTCBB: OXIHF) announced today that it has accepted the resignation of Hon. Doug Lewis from its Board of Directors on April 28, 2010.

The Board has two (2) members following the resignation.

Michael Donaghy, President and Chief Executive Officer of Oxford said, “On behalf of Oxford, I wish to thank Doug for his years of service and dedication to our company.  Since he first became affiliated with the Company many years ago, we have benefited from his insights, judgment and broad breath of experience.  We will miss him and we wish him and his family all the best.”

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. is establishing itself as a leading payment solutions provider. The Company offers a range of electronic payments processing products, including the Oxford E-Wallet for credit card processing, customized pre-paid and re-loadable card programs, mobile payments solutions, and merchant services to the E-commerce industry.  In addition, Oxford TPS offers customized, managed-services transaction processing solutions to corporations.  Oxford, through its partner, Koho Group, has also established relationships in the Chinese financial and electronic payments industries.

FORWARD LOOKING STATEMENTS DISCLAIMER:
Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

Contacts:
Oxford Investments Holdings Inc.
Michael Donaghy 1-800-293-4871
Website: www.oxsof.com